EXHIBIT  7

New appointment of business spokesperson

Date of events: 2012/08/29

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer):business spokesperson

2.Date of occurrence of the change:2012/08/29

3.Name, title, and resume of the replaced person: Yen-Sung Lee, Senior Executive Vice President of the Company; Ph.D. in Information Engineering, National Chiao Tung University.

4.Name, title, and resume of the replacement: Chi-Mau Sheih; Senior Executive Vice President of the Company; Master of Business Administration, National Taiwan University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change: position adjustment

7.Effective date:2012/08/29

8.Contact telephone number of the replacement:02-23445768

9.Any other matters that need to be specified: None